Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Whimstay, Inc.
425 El Pintado Rd.
Danville, CA 94526
Whimstay.com

Up to $1,069,999.56 in Common Stock at $1.38
Minimum Target Amount: $9,999.48

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Whimstay, Inc.
Address: 425 El Pintado Rd. , Danville, CA 94526
State of Incorporation: DE
Date Incorporated: August 14, 2018

Terms:

Equity

Offering Minimum: $9,999.48 | 7,246 shares of Common Stock
Offering Maximum: $1,069,999.56 | 775,362 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.38
Minimum Investment Amount (per investor): $249.78

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500+ | Tier 1

$100 Travel Credit.

$1,000+ | Tier 2

$150 Travel Credit + 2% bonus shares.

$2,500+ | Tier 3

$300 Travel Credit + 3% bonus shares.

$5,000+ | Tier 4

$400 Travel Credit + 5% bonus shares.

$10,000+ | Tier 5

$500 Travel Credit + 10% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Whimstay, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.38/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $138. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Whimstay is one of the first to market aggregators of expiring inventory with a new vacation rental platform that offers travelers incredible last-minute deals on professionally managed properties. By lowering prices and reducing the number of unsold nights, Whimstay is dedicated to democratizing affordable travel

Whimstay combines affordability, convenience, and first-class technology to offer travelers the best possible booking experience. By offering only professionally managed properties, we ensure quality and cleanliness for each and every one of our rentals (107,000 and counting). We charge a 5–10% traveler service fee and a 3–5% host fee along with a negotiated 20-60% discount from the host, which allows us to offer much more competitive prices than the current industry leaders. For example, seven nights at a given property on Whimstay will cost you $1,380 compared to $2,030 on Vrbo and a whopping $2,134 on Airbnb. We've got a huge advantage over both of them: Our business is premised on a lower-fee model and, since all our properties are professionally managed, we can integrate more responsive, sophisticated pricing and discount technology. We proudly guarantee that if a traveler can find a lower advertised price on any of the major sites, we'll pay for their trip. (Zero payouts so far!)

Competitors and Industry

The vacation rental market has grown exponentially over the last 10 years. In 2020, it was worth over $1.3T, while the online booking mode market is expected to reach over $113B by 2027. A growing majority of leisure travelers prefer home and apartment rentals over hotel rooms, prompting the world's biggest hotel companies to go in on the vacation rental business in order to attract this critical demographic. Unlike Airbnb and Vrbo, the two biggest names in the vacation rental game, Whimstay can innovate with a new and responsive pricing strategy that doesn't undercut an existing business model.

Current Stage and Roadmap

Since our launch, we've had over 100,000 traveler downloads and listed over 107,000 properties—all with zero marketing spend. We've brought in over half a million in sales. We've been awarded recognition by industry leaders: nominated as the 2021 Best Online Accommodation Booking Platform by the Short Term Rentalz Awards (the Shortyz). We've secured our place as the exclusive, last-minute distribution partner to Vacasa and Turnkey, two of the biggest property management companies in North America. In addition, we were chosen this year as one of only 50 companies to participate in the August Cohorts Newchip accelerator program, presenting the potential for an investment of up to $250,000.

We're currently developing new R&D, with several integrative and engaging products for release in Q1. We'll also be rolling out a Rent by Owner (RBO) listing portal by early 2022. We'll also roll out optional add-on fees that streamline the experience for both the guest and property manager, and expect to add Rent by Owner (RBO) by fall 2021.

The Team

Officers and Directors

Name: Behshad Jamshahi

Behshad Jamshahi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & CEO
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Managing the overall operations and resources of WhimStay. Salary compensation for this role is $70K per year.

Name: Kamesh Jasani

Kamesh Jasani's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: March 01, 2019 - Present
  Responsibilities: Lead product strategy, roadmap, prioritization, and the technical solutions for enterprise applications and digital products - Whimstay Mobile app for iOS & Android, Property Management System (PMS) Integration platform, and Property Manager's account management portal. Salary compensation for this role is $130K per year.

Other business experience in the past three years:

- **Employer:** Staples
  Title: Product and Engineering Lead
  Dates of Service: April 01, 2014 - March 01, 2019
  Responsibilities: Staples digital solutions- Staples.com, Staples.ca, SBA

Name: Keith Chreston

Keith Chreston's current primary role is with Code for Science and Society, Inc.. Keith Chreston currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President Finance

Dates of Service: August 14, 2018 - Present
Responsibilities: Finance, accounting, human resources, contracts, corporate governance. Salary compensation for this role is $42K per year and approximately 5% equity compensation. Keith serves this role on a part-time as-needed basis.

Other business experience in the past three years:

- **Employer:** Code for Science and Society, Inc.
  Title: Chief Financial Officer
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Finance, accounting, corporate governance.

Other business experience in the past three years:

- **Employer:** Community Initiatives
  Title: Chief Financial Officer
  Dates of Service: July 30, 2017 - September 03, 2020
  Responsibilities: Finance and accounting.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online vacation rental bookings. Our revenues are therefore dependent upon the market for online vacation rental bookings.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that a platform for booking vacation rentals online is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Whimstay, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Whimstay, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Our results of operations may be negatively impacted by the coronavirus outbreak.

Efforts to contain the spread of COVID-19 in the U.S., Europe and Asia have led to the implementation of severe travel restrictions and social distancing. The impacts of the outbreak are still unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Common Stock and investor demand for our Common Stock generally. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. In particular, we may also be negatively impacted by the way COVID-19 may disrupt the rental market. According to published reports, in the United States, one of our key markets, millions of renters have fallen behind on their rent payments as a result of job losses and other effects due to the pandemic. In particular, it is unknown whether the moratoriums against eviction put in place by federal and local governments will be allowed to expire and the impact that might have on the rental market. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the residential rental market. We have observed increased traffic during the winter months of November, December and January. We have also observed increased traffic on our platform during the summer months from June through September as families and students seek housing before the start of the school year. We believe these trends are at least in part due to the impact of COVID-19 and the increased number of people who work from home and decide to change their residential location. This seasonality may adversely affect our business and cause our results of operations to fluctuate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Behshad Jamshahi	4,230,000	Common Stock	50.1
Behshad Jamshahi	100,000	Series Seed Preferred Stock	50.1

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, 2020 SAFE, and 2019 SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 775,362 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 23,181,398 outstanding.

Voting Rights

One vote per share. Please refer to voting rights of securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>**Stock Options**</u>

The Company has a 2018 Stock Options plan with a maximum number of 5,500,000 shares authorized under the plan. Currently, the Company has 591,008 shares of options outstanding and 769,156 shares of Restricted Stock Purchase Issuances outstanding. The Company has 4,017,594 shares available for future options or restricted stock purchase grants.

The amount outstanding includes all 5,500,000 shares authorized under this plan.

Series Seed Preferred Stock

The amount of security authorized is 7,000,000 with a total of 1,367,500 outstanding.

Voting Rights

There are no voting rights associated with Series Seed Preferred Stock.

Material Rights

There are no material rights associated with Series Seed Preferred Stock.

2020 SAFE

The security will convert into Series seed preferred stock and the terms of the 2020 SAFE are outlined below:

Amount outstanding: $727,500.00
Maturity Date: July 18, 2021
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: Capital raise of preferred stock, a liquidity event, or a dissolution event.

Material Rights

There are no material rights associated with 2020 SAFE.

2019 SAFE

The security will convert into Series seed preferred and the terms of the 2019 SAFE are outlined below:

Amount outstanding: $1,795,000.00
Interest Rate: 0.0%
Discount Rate: 80.0%

Valuation Cap: $25,000,000.00
Conversion Trigger: Capital raise of Preferred Stock, a liquidity event, or a dissolution event.

Material Rights

There are no material rights associated with 2019 SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $150.00
  Number of Securities Sold: 1,500,000
  Use of proceeds: General Operations
  Date: August 14, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $17.21
  Number of Securities Sold: 172,141
  Use of proceeds: General Operations
  Date: August 14, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $750,000.00
  Number of Securities Sold: 750,000
  Use of proceeds: General Operations.
  Date: May 28, 2019
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,162.00
  Number of Securities Sold: 830,000
  Use of proceeds: General Operartions
  Date: December 17, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $835.82
  Number of Securities Sold: 597,015
  Use of proceeds: General Operations
  Date: July 19, 2021

Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $139.94
  Number of Securities Sold: 122,242
  Use of proceeds: General Operations.
  Date: July 19, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $9,852.00
  Number of Securities Sold: 7,037,500
  Use of proceeds: General Operations
  Date: July 19, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $1,795,000.00
  Use of proceeds: General Operations
  Date: January 07, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $727,500.00
  Use of proceeds: General Operations
  Date: July 19, 2021
  Offering exemption relied upon: 506(c)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $542,500.00
  Number of Securities Sold: 542,500
  Use of proceeds: General Operations
  Date: July 19, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for 2020 was $20,381 on gross bookings of $230,392. This compared to 2019 revenue of $1,521 on gross bookings of $17,787. The Company obtained its first revenues in 2019 upon exit of its development stage in October 2019 and the initial release of its IOS and Android apps. Revenue increases in 2020 benefited from the expansion of the number of host vacation properties available for rent and the release of the Company's web-based app, offset by the impact of travel restrictions due to the COVID-19 pandemic. The Company expects substantial growth in both bookings and host properties available for rent in 2021 as the economy recovers amidst strong demand for consumer travel.

Cost of Revenue

Cost of Revenue for 2020 was $7,516 compared to $561 in 2019 with the increase reflecting the proportional increase in revenues.

Gross Margins

Gross margins for 2020 and 2019 were $12,865 and $960, respectively, with the increase reflecting the proportional increase in revenues. The gross margin percentage was stable at 63%.

Expenses

Operations and support expenses increased from $176,219 in 2019 to $488,255 in 2020. This reflected the Company's exit of its development stage in October 2019 and the subsequent build-out of transaction processing capabilities and the customer support function.

Product development expenses decreased from $1,366,649 in 2019 to $343,787 in 2020. The reduction followed the Company's exit of its development stage in October 2019, as well as efforts to preserve capital following the onset of the COVID-19 pandemic in March 2020.

Selling and marketing expenses decreased from $494,034 in 2019 to $179,621 in 2020, again reflecting the Company's efforts to preserve capital following the onset of the COVID-19 pandemic.

General and administrative expenses increased from $77,852 in 2019 to $151,736 in 2020. The increase was due primarily to the employment of the Company's CEO in May 2020 and VP Finance in August 2020.

Historical results and cash flows:

In 2020 and to date in 2021, the Company is in the early revenue generating stage having completed the development stage in 2019. We believe that historical cash flows are not indicative of the revenue and cash flows expected for the future because we have not yet obtained sufficient revenues to attain profitable operations. Past cash was primarily generated through the Company's Series Seed Preferred Stock offering, Simple Agreement for Future Equity (SAFE) offerings, and PPP Loans from the SBA. Our goal is to attain sufficient revenues to attain profitable operations and generate a positive cash flow. This will follow significant expenditures in marketing activities and host property additions, which are the most important part of our current fundraising efforts.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 1, 2021, the Company has capital resources available in the form of approximately $842,816 in cash on hand and is pursuing additional capital from investors in its SAFE financing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this Regulation Crowdfunding campaign are critical to support our existing operations and to pursue substantial investments in marketing and host property additions needed to grow the business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the company. Of the total funds that our Company has, over 90% will be raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $1,070,000, we anticipate the Company will be able to operate for nine months. This is based on a current monthly burn rate of $70,000 increasing to $109,500.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $5,000,000, we anticipate the Company will be able to operate for two years. This is based on a current monthly burn rate of $70,000 increasing to $208,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital other than to understand that institutional based funding from a Series A funding may become an available source in the future.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $33,877,479.24

Valuation Details:

WhimStay is a recognized brand in the Vacation rental/Stays marketplace. WhimStay has exclusive contracts with the two largest Property Management Companies in North America along with over 300 other top-rated companies for their last-minute inventory.

Whimstay has entered a market opportunity worth $1.2 trillion according to Airbnb's S-1 filling in December of 2020. Airbnb, a peer company, was valued at $70 million post-money valuations in Nov of 2010 with less inventory. Reference: https://craft.co/airbnb/funding-rounds

Further, WhimStay is accessible via the website and mobile app, with over 100K users.

In consideration of all the factors, management believes $28M pre-money valuation represents a reasonable valuation and a significant discount. The company set its valuation internally, without a formal third-party independent valuation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, is converted to common stock; (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan, if any, are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,522,500 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.48 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,069,999.56, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  8.0%
  We will use these funds to further our R&D efforts for our product.
- *Marketing*
  30.0%
  We will use these funds to market the launch of our new product.
- *Operations*
  10.0%
  Ongoing legal fees and vendor payments.
- *Working Capital*

20.0%
We will use these funds to pay for ongoing overhead expenses such as rent and payroll.

- *Property Acquisition*
  28.5%
  We will use these funds to acquire properties through sales/growth initiatives

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at Whimstay.com (whimstay.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/whimstay

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Whimstay, Inc.

[See attached]

WHIMSTAY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020 and 2019

C O N T E N T S

PERKINS & CO

+ 1211 SW Fifth Avenue, Suite 1000
+ Portland, Oregon 97204-3710
+ Telephone: 503.221.0336
+ Fax: 503.294.4378
+ www.perkinsaccounting.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
Whimstay, Inc.

We have reviewed the accompanying financial statements of Whimstay, Inc, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company has incurred recurring losses from operations, has a net capital deficiency, and has stated that these and other factors may impact the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Perkins & Company, P.C.

April 16, 2021

WHIMSTAY, INC.

BALANCE SHEETS

December 31, 2020 and 2019
(See independent accountant's review report)

	2020	2019
ASSETS		
Current assets:		
Cash and cash equivalents	$ 22,342	$ 34,616
Prepaids and other current assets	-	6,126
Total current assets	22,342	40,742
Deposits with vendors	33,625	33,125
Trademarks and tradenames	36,416	36,416
Capitalized software development costs, net	47,880	110,076
TOTAL ASSETS	$ 140,263	$ 220,359
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 17,078	$ 89,090
Advance from stockholder	35,000	-
Accrued expenses and other current liabilities	85,889	66,603
Current portion of Paycheck Protection Plan loan	25,629	-
Total current liabilities	163,596	155,693
Paycheck Protection Plan loan, net of current portion	139,871	-
Proceeds from Simple Agreements for Future Equity	2,235,000	1,745,000
TOTAL LIABILITIES	2,538,467	1,900,693
Stockholders' equity (deficit):		
Preferred stock $0.0001 par value, Authorized shares: 3,000,000 Shares issued and outstanding: 1,180,000 and 750,000	118	75
Common stock $0.0001 par value, Authorized shares: 20,000,000 Shares issued and outstanding: 9,648,772 and 7,745,391	965	775
Additional paid-in capital	1,190,220	757,789
Accumulated deficit	(3,589,507)	(2,438,973)
TOTAL STOCKHOLDERS' DEFICIT	(2,398,204)	(1,680,334)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 140,263	$ 220,359

The accompanying notes are an integral part of these financial statements.

WHIMSTAY, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2020 and 2019

(See independent accountant's review report)

	2020	2019
Revenues	$ 20,381	$ 1,521
Costs and expenses:		
Cost of revenue	7,516	561
Operations and support	488,255	176,219
Product development	343,787	1,366,649
Selling and marketing	179,621	494,034
General and administrative	151,736	77,852
Total costs and expenses	1,170,915	2,115,315
Loss from operations	(1,150,534)	(2,113,794)
Income tax expense	-	-
Net loss	$ (1,150,534)	$ (2,113,794)

The accompanying notes are an integral part of these financial statements.

WHIMSTAY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2020 and 2019
(See independent accountant's review report)

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance as of December 31, 2018	735,000	$ 74	2,350,500	$ 235	$ 735,771	$ (325,179)	$ 410,901
Issuance of preferred stock	15,000	1	-	-	14,999	-	15,000
Issuance of common stock	-	-	5,399,250	540	7,019	-	7,559
Exercise of common stock options	-	-	24,000	2	-	-	2
Repurchase of unvested restricted stock	-	-	(28,359)	(2)	-	-	(2)
Net loss	-	-	-	-	-	(2,113,794)	(2,113,794)
Balance as of December 31, 2019	750,000	75	7,745,391	775	757,789	(2,438,973)	$ (1,680,334)
Issuance of preferred stock	430,000	43	-	-	429,957	-	430,000
Issuance of common stock	-	-	2,199,250	220	2,859	-	3,079
Exercise of common stock options	-	-	48,116	5	62	-	67
Repurchase of unvested restricted stock	-	-	(343,985)	(35)	(447)	-	(482)
Net loss	-	-	-	-	-	(1,150,534)	(1,150,534)
Balance as of December 31, 2020	1,180,000	$ 118	9,648,772	$ 965	$ 1,190,220	$ (3,589,507)	$ (2,398,204)

The accompanying notes are an integral part of these financial statements.

WHIMSTAY, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020 and 2019

(See independent accountant's review report)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,150,534)	$ (2,113,794)
Adjustments to reconcile net loss to cash used in operating activities:		
Amortization of capitalized software development costs	259,945	176,219
Impairment of capitalized software development costs	-	142,858
Changes in operating assets and liabilities:		
Prepaids and other current assets	6,126	(1,126)
Deposits with vendors	(500)	(32,625)
Accounts payable	(72,011)	82,589
Accrued expenses and other current liabilities	19,286	60,245
NET CASH USED IN OPERATING ACTIVITIES	(937,688)	(1,685,634)
CASH FLOWS FROM INVESTMENT ACTIVITIES:		
Capitalized software development costs	(197,750)	(286,295)
NET CASH USED IN FINANCING ACTIVITIES	(197,750)	(286,295)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advance from stockholder	35,000	-
Proceeds from Paycheck Protection Plan loan	165,500	-
Proceeds from Simple Agreements for Future Equity	490,000	1,745,000
Proceeds from issuance of preferred stock	430,000	15,000
Proceeds from issuance of common stock, net of re-purchases	2,664	7,559
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,123,164	1,767,559
NET INCREASE IN CASH AND CASH EQUIVALENTS	(12,274)	(204,370)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	34,616	238,986
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 22,342	$ 34,616

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Activities

Whimstay, Inc. (the "Company" or "Whimstay), was incorporated in Delaware in August 2018 and is headquartered in Wilmington, Delaware. The Company operates a platform for last-minute stays. The Company's marketplace connects vacation property management companies ("Hosts") and travelers ("Travelers") (collectively referred to as "customers") online or through mobile devices to book vacation rentals throughout the United States.

The Company plans to conduct an equity crowdfunding offering during the first half of 2021 for the purpose of raising additional operating capital to fund operations as needed.

Note 2- Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company regularly evaluates its estimates, including those related to bad debt reserves, fair value of investments, useful lives of long-lived assets and intangible assets, valuation of acquired goodwill and intangible assets from acquisitions, contingent liabilities, insurance reserves, revenue recognition, valuation of common stock, stock-based compensation, and income and non-income taxes, among others. Actual results could differ materially from these estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. This hierarchy requires the Company to use observable market data when available and to minimize the use of unobservable inputs when determining fair value. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and disclosed at fair value are classified and disclosed based on the observability of inputs used in the determination of fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets.

Level 2: Observable inputs other than Level 1 prices, such as quoted prices in less active markets or model-derived valuations that are observable either directly or indirectly.

Level 3: Unobservable inputs in which there is little or no market data that are significant to the fair value of the assets or liabilities.

The carrying amount of the Company's financial instruments, including cash equivalents, funds from Travelers and amounts held on behalf of customers, accounts payable, accrued liabilities, and amounts due to Hosts approximate their respective fair values because of their short maturities.

Level 2 Valuation Techniques

Financial instruments classified as Level 2 within the Company's fair value hierarchy are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. Prices of these securities are obtained through independent, third-party pricing services and include market quotations that may include both observable and unobservable inputs. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices and market transactions in comparable investments and various relationships between investments.

Level 3 Valuation Techniques

Financial instruments classified as Level 3 within the Company's fair value hierarchy Valuation techniques for the share-based compensation expense include the Black-Scholes option-pricing model, the key assumptions are stock price volatility, expected term, and risk-free interest rates.

Internal-Use Software

The Company capitalizes certain costs in connection with obtaining or developing software for internal use. Additionally, the Company capitalizes qualifying costs incurred for upgrades and enhancements that result in additional functionality to existing software. Amortization of such costs begins when the project is substantially complete and ready for its intended use. Capitalized software development costs are classified, net on the balance sheets and are amortized using the straight-line method over the estimated useful life of the applicable software.

Impairment of Long-Lived Assets

Long-lived assets that are held and used by the Company are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Determination of recoverability of long-lived assets is based on an estimate of the undiscounted cash flows resulting from the use of the asset and its eventual disposition. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals.

Revenue Recognition

The Company generates substantially all of its revenue from facilitating Traveler stays at accommodations offered by Hosts on the Company's platform. The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606").

The Company considers both Hosts and Travelers to be its customers. The customers agree to the Company's Terms of Service ("ToS") to use the Company's platform. Upon confirmation of a booking made by a Traveler, the Host agrees to provide the use of the property. At such time, the Host and Traveler also agree upon the applicable booking value as well as Host fees and Traveler fees (collectively, "Service Fees"). The Company charges Service Fees in exchange for certain activities, including the use of the Company's platform, customer support, and payment processing activities. These activities are not distinct from each other and are not separate performance obligations. As a result, the Company's single performance obligation is to facilitate a stay, which occurs upon the completion of a booking. The Company recognizes revenue upon booking as its performance obligation is satisfied upon booking and the Company has the right to receive payment for the fulfillment of the performance obligation.

The Company charges Service Fees to its customers as a percentage of the value of the booking, excluding taxes. The Company collects both the booking value from the Traveler on behalf of the Host and the applicable Traveler fees owed to the Company using the Traveler's pre-authorized payment method. After check-in, the Company disburses the booking value to the Host, less the fees due from the Host to the Company. Since an enforceable contract for accounting purposes is established upon booking, there were no partially satisfied or unsatisfied performance obligations as of December 31, 2019 and 2020.

The Company evaluates the presentation of revenue on a gross versus net basis based on whether or not the Company is the principal (gross) or the agent (net) in the transaction. As part of the evaluation, the Company considers whether it controls the right to use the property before control is transferred. Indicators of control that the Company considers include whether the Company is primarily responsible for fulfilling the promise associated with the rental of the property, whether it has inventory risk associated with the property, and whether it has discretion in establishing the prices for the property. The Company determined that it does not control the right to use the properties either before or after completion of its service. Accordingly, the Company has concluded that it is acting in an agent capacity and revenue is presented net, reflecting the Service Fees received from Travelers and Hosts to facilitate a stay.

The Company has elected to exclude from revenue, taxes assessed by a governmental authority that are both imposed on and are concurrent with specific revenue producing transactions. Accordingly, such amounts are not included as a component of revenue or cost of revenue.

Payments to Customers

The Company makes payments to customers as part of its marketing promotions, collectively referred to as the Company's incentive programs, and refund activities. The payments are generally in the form of coupon credits to be applied toward future bookings or as cash refunds.

Marketing Programs

Through marketing promotions, the Company issues customer coupon credits to encourage the use of its platform. After a customer redeems such credits, the Company records a reduction to revenue at the date it records the corresponding revenue transaction, as the Company does not receive a distinct good or service in exchange for the customer incentive payment.

Refunds

In certain instances, the Company issues refunds to customers as part of its customer support and risk management activities in the form of credits to the payment card used for the original booking. There is no legal obligation to issue such refunds to Hosts or Travelers on behalf of its customers. The Company accounts for refunds, net of any recoveries, as variable consideration, which results in a reduction to revenue.

Funds Receivable and Funds Payable

Funds receivable and amounts held on behalf of customers represent cash received or in-transit from Travelers via third-party credit card processors and other payment methods, which flows through a Company bank account for payment to Hosts following check-in. This cash and related receivable represent the total amount due to Hosts, and as such, a liability for the same amount is recorded to funds payable and amounts payable to customers.

The Company records Traveler payments, net of Service Fees, as funds receivable and amounts held on behalf of customers with a corresponding amount in funds payable and amounts payable to customers when cash is received in advance of Check-in. Host and Traveler fees are recorded as cash with a corresponding amount in unearned fees.

Following check-in, the Company remits funds due to Hosts and recognizes unearned fees as revenue as its performance obligation is satisfied.

Cost of Revenue

Cost of revenue primarily consists of payment processing charges, including merchant fees.

Operations and Support

Operations and support costs primarily consist of personnel-related expenses and third-party service provider fees associated with customer support provided via phone, email, and chat to Hosts and Travelers, customer relations costs, which include refunds and credits related to customer satisfaction, costs associated with third-party data centers used to host the Company's platform and allocated costs for facilities and information technology. These costs are expensed as incurred.

Product Development

Product development costs primarily consist of personnel-related expenses and third-party service provider fees incurred in connection with the development of the Company's platform and new products as well as the improvement of existing products, and allocated costs for facilities and information technology. These costs are expensed as incurred.

Sales and Marketing

Sales and marketing costs primarily consist of performance and brand marketing, personnel-related expenses, including those related to field operations and allocated costs for facilities and information technology. These costs are expensed as incurred. Advertising expenses, which comprise the majority of performance marketing, were $42,465 and $ 32,706 for the years ended December 31, 2019 and 2020, respectively.

General and Administrative

General and administrative costs primarily consist of personnel-related expenses for executive management and administrative functions, including finance and accounting, legal, and human resources, as well as general corporate and director and officer insurance. General and administrative costs also include certain professional services fees, allocated costs for facilities and information technology expenses and bad debt expense. These costs are expensed as incurred.

Stock-Based Compensation

The Company measures and recognizes the compensation expense for all stock-based awards based on the estimated fair value of the award.

The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options on the date of grant. Calculating the fair value of stock options using the Black-Scholes model requires certain highly subjective inputs and assumptions. The Company estimates the expected term of stock options granted based on the simplified method and estimates the volatility of its common stock on the date of grant based on the average historical stock price volatility of comparable publicly traded companies. The simplified method calculates the expected term as the mid-point between the weighted-average time to vesting and the contractual maturity. The simplified method is used as the Company does not have sufficient historical data regarding stock option exercises. In addition, the Company accounts for forfeitures as they occur. The Company records stock-based compensation expense for its stock options on a straight-line basis over the requisite service period, which is generally four years. The contractual term of the Company's stock options is 10 years.

The absence of an active market for the Company's common stock also requires the Company's board of directors, which includes members who possess extensive business, finance, and venture capital experience, to determine the fair value of its common stock for purposes of granting stock options. All stock options granted are exercisable at a price per share not less than the fair value of the shares of the Company's common stock as determined by the board of directors (the "Fair Value") underlying those stock options on their respective grant dates.

Note 3 - Going Concern

The Company is a development stage company and has incurred operating losses since its inception. The Company expects to continue to develop its marketplace, including adding additional properties throughout the United States, and increase its customer acquisition marketing programs to drive bookings and increase revenues. During the next 12 months, and maybe beyond, the Company expects to incur additional net operating losses and will need to raise additional capital to fund its operations. If the Company cannot raise additional capital, its business, operating results, financial condition and cash flows will be materially and adversely affected, and the Company may not have the ability to continue as a going concern.

The COVID-19 pandemic has developed rapidly in 2020. The impact of the virus on the operations and measures taken by various governments to contain the virus have negatively affected the Company's results in the year ended December 31, 2020. The currently known impacts of COVID-19 on the Company are:

- curtailment of all bookings during the period March 15, 2020 through April 30, 2020 due to the initial national shelter-in-place health orders
- the travel industry has experience significant contraction as a result of restrictions imposed to mitigate the spread of the virus

Note 4 - Concentration of Credit Risk

The Company maintains cash balances with a financial institution. At times, such balances may exceed the federally insured limits. The Company utilizes Stripe, Inc. ("Stripe") for its payment processing. Stripe credits the Company's account two (2) days after the Traveler has completed the booking. Additionally, the Company maintains a balance at Stripe to cover i) potential chargebacks and ii) amounts due to Hosts.

Note 5 - Paycheck Protection Plan Loan

On March 27, 2020, the President of the United States signed into law the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). The CARES Act created, among other things, the Paycheck Protection Program ("PPP"). The PPP provided funds to the Small Business Administration ("SBA") to guarantee loans to qualified borrowers made through federally insured financial institutions. The loans were a direct incentive for small businesses to retain workers on their payrolls. Additionally, the PPP provided that the borrowers may be eligible for loan forgiveness if the funds were used for eligible payroll costs, payments on business mortgage interest payments, rent, or utilities during either the 8- or 24-week period after disbursement. The PPP loans have the following terms:

- Interest rate of one percent (1%)
- Two (2) year maturity
- Loan Payments deferred until SBA remits loan forgiveness amount to lender or, if borrower does not apply for forgiveness, 10 months after the covered period
- No collateral or personal guarantee

In May 2020, the Company borrowed $165,500 under the PPP. All the funds were expended for payroll and other covered expenses. Consequently, the Company will apply to have the loan forgiven and expects most or all of the loan will be forgiven by the SBA.

Following are the maturities of loan as reflected in the financial statements as of December 31, 2020:

Current portion	$ 25,629
Long-term portion	139,871
Total	$ 165,500

Note 6 - Acquired Technology and Capitalized Development Software Costs

On September 1, 2018, the Company acquired substantially all the assets and assumed certain liabilities of Whimstay, LLC, a limited liability company formed by one of the Company's founders to develop the software prior to the formation of the Company in exchange for 200,000 shares of the Company's Series Seed preferred stock valued at $200,000. Following is the allocation of the purchase price to the identifiable assets of Whimstay LLC:

Cash	$ 20,118
Capitalized software development costs	142,858
Trademarks and tradenames	36,416
Vendor deposits and other, net	608
Total	$ 200,000

In December 2019, the Company evaluated the in-process research and development for impairment in accordance with ASC 360, *Impairment or Disposal of Long-Lived Assets*. The Company assessed the undiscounted cash flows attributable to the in-process research and development and concluded that i) due to the substantial additional development completed subsequent to the acquisition, ii) limited business activity in 2019 due to the launch of the service in November 2019 and iii) uncertainties attributable to Covid-19, the undiscounted cash flows attributable to the in-process research and development were negligible. As a result, the Company recognized an impairment loss of $142,858 in the year ended December 31, 2019.

Capitalized software development costs consist of the following as of December 31, 2019 and 2020:

	2019	2020
Capitalized Software Development Costs	$ 165,114	$ 52,112
Less: Accumulated Amortization	(55,038)	(4,332)
Total, Net	$ 110,076	$ 47,780

Note 7 - Stockholders' Equity

The Company is authorized to issue two classes of stock that are designated "common stock" and "preferred stock", respectively. Total aggregate authorized shares are twenty-three million (23,000,000) shares, twenty million (20,000,000) of which are common stock and three million (3,000,000) of which are preferred stock. The common stock and preferred stock have a par value of $0.0001 and $0.0001, respectively. The preferred stock is designated "Series Seed Preferred Stock" (the "Series Seed"). The Company has 9,648,772 and 7,745,391 shares of common stock issued and outstanding as of December 31, 2020 and 2019, respectively; and 1,180,000 and 750,000 shares of Series Seed preferred stock issued and outstanding as of December 31, 2019 and 2020, respectively.

The holders of Series Seed, in preference to the holders of common stock, shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation, but only out of funds legally available therefore, cash dividends at the rate of six percent (6%) of the Original Issue Price per annum on each outstanding share of Series Seed. Such dividends shall be payable only when, as and if declared by the Board of Directors of the Corporation and shall be non-cumulative. The Original Issue Price is one dollar ($1.00) per share. Each holder of shares of Series Seed shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of Series Seed could be converted. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation Event"), before any distribution or payment shall be made to the holders of common stock, the holders of Series Seed shall be entitled to paid out of the assets of the Corporation legally available for distribution for each share of Series Seed held by them, an amount per share of Series Seed equal to the Original Issue Price plus all declared and unpaid dividends on the Series Seed. At the option of the holder, Series Seed can be converted into fully-paid and nonassessable shares of common stock at a conversion ratio of 1:1. In addition, each share of Series Seed will automatically convert into shares of common stock immediately (i) upon the closing of a firmly underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock or (ii) upon the affirmative election of the holders of a majority of the outstanding shares of Series Seed voting as a single class on an as-converted basis.

Note 8 - Simple Agreements for Future Equity

In 2019, the Company issued Simple Agreements for Future Equity (the "2019 SAFE"). The 2019 SAFE provided an investor, in exchange for a cash investment, the right to shares in a future Equity Financing at a conversion price equal to 80% of the price per share paid for the preferred stock in the Equity Financing subject to a valuation cap of $25 million. As of December 31, 2019, the Company had executed agreements under the 2019 SAFE with 25 investors for an aggregate cash investment of $1,745,000.

In 2020, the Company issued Simple Agreements for Future Equity (the "2020 SAFE"). The 2020 SAFE provided an investor, in exchange for a cash investment, the right to shares in a future Equity Financing at a conversion price equal to 80% of the price per share paid for the preferred stock in the Equity Financing subject to a valuation cap of $25 million. In addition, investors in the 2020 SAFE received an option to purchase one (1) share of Series Seed at $1.00 per share for each dollar invested in the 2020 SAFE. Further, if the investor had previously invested in the 2019 SAFE, the investor received an option to purchase one (1) share of Series Seed at $1.00 per share for each dollar previously invested in the 2019 SAFE. As of December 31, 2020, the Company had executed agreements under the 2020 SAFE with 16 investors for an aggregate cash investment of $490,000 and sold 430,000 shares of Series Seed for an aggregate cash investment of $430,000.

Note 9 - Income Taxes

The Company follows ASC 740, *Income Taxes,* regarding the accounting for deferred tax assets and liabilities. Under the asset and liability method required by this guidance, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax asset will be reduced by a valuation allowance when, based on the Company's estimates, it is more likely than not that a portion of those assets will not be realized in a future period.

The Company assesses the likelihood that deferred tax assets will be recovered from the existing deferred tax liabilities or future taxable income. To the extent the Company believes that recovery will not meet the more likely than not threshold, it establishes a valuation allowance. The Company has recorded valuation allowances for its net deferred tax assets since management believes it is more likely than not that these assets will not be realized because future taxable income necessary to utilize these losses cannot be established or projected.

As of December 31, 2020, the Company had net operating loss carryforwards for federal income tax purposes of approximately $3,454,000. The federal net operating loss carryforwards do not expire but are limited to 80% utilization of taxable income in any individual year. As of December 31, 2020, the Company had federal research and development carryforwards of approximately $77,000. The research and development tax credits expire beginning in 2038 if not utilized.

As of December 31, 2020, the Company had net operating loss carryforwards for state income tax purposes of approximately $3,530,000. The state net operating loss carryforwards will expire, if not utilized, beginning in 2038.

Note 10- Equity Incentive Plan

In 2018, the Company adopted the Whimstay Inc. 2018 Stock Plan (the "2018 Plan"). A total of 1,000,000 shares of common stock were reserved for issuance under the 2018 Plan. The purposes of the 2018 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants, and to promote the success of the Company's business. The 2018 Plan allows the granting of incentive stock options ("ISOs"), non-statutory stock options ("NSOs) and restricted stock. Awards under the plan generally vest 25% after one year then vest monthly over three years. In 2019, the Company increased the number of shares reserved for issuance under the 2018 Plan to 1,500,000.

A summary of option and restricted stock activity under the 2018 Plan is as follows:

			Outstanding Stock Options		Outstanding Restricted Stock	
	Shares Reserved for Issuance	Shares Available for Grant	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Grant Date Fair Value
Balances as of December 31, 2018	1,000,000	622,750	176,750	$0.0014	200,500	$0.0001
Increase in Shares Reserved	500,000	500,000				
Granted		(682,500)	294,000	0.0014	388,500	0.0014
Exercised			(24,000)	0.0001		
Canceled/Repurchased		183,359	(155,000)	0.0014	(28,359)	0.0001
Balances as of December 31, 2019	1,500,000	623,609	291,750	0.0014	560,641	0.0010
Granted (1)		(445,000)	440,000	0.0014	5,000	0.0014
Exercised			(48,116)	0.0014		
Canceled/Repurchased		386,485	(42,500)	0.0014	(343,985)	0.0014
Balances as of December 31, 2020	1,500,000	565,094	641,134	$0.0014	221,656	$0.0002

Note 11- Advance from Stockholder

During 2020, a founding stockholder advanced the Company $35,000 to fund operating expenses until additional cash was raised from third party investors. The advance is interest free and has been recorded as a current liability in the balance sheet as of December 31, 2020.

Note 12- Global Pandemic and Market Volatility

On March 11, 2020, the World Health Organization publicly characterized COVID-19 as a pandemic. States of emergency have been declared in many federal, state, and local jurisdictions and shelter in place orders have been instituted in many cities and states which impacts general business operations in most industries and sectors. In addition, financial markets volatility has significantly increased with general decrease in the value of major market equity indices. While Whimstay has experienced some disruption to its business operations, it has successfully adapted a remote work environment for its administrative functions. It appears that Whimstay will be able to continue operating in this manner through the fiscal year ended December 31, 2021.

Note 13- Commitments and Contingencies

In March 2019, the Company entered into a facility lease (the "Lease") for certain office space (the "Facility") with a term beginning April 1, 2019 and continuing for a period of 54 months. On March 19, 2020, Governor Newsom announced a statewide stay-at-home order to slow the spread of Covid-19 ("State Order"). Whimstay was unable to occupy the Facility following this order and abandoned the Facility on March 19, 2020. It is currently in dispute with the landlord to resolve whether Whimstay has any further obligations under the lease.

As of December 31, 2020, the landlord holds a security deposit of $32,125, and Whimstay has recorded an accrued liability of $75,976, which it believes is sufficient to satisfy any remaining obligations under the lease through the date it abandoned the Facility. Whimstay intends to continue to dispute the payment of any further rents following its abandonment of the Facility, which would total $641,591 through September 30, 2023 under the original terms of the lease.

Future minimum payments by year and in the aggregate under the original term of the lease are as follows for years ending December 31:

Year	Amount
2021	$ 180,363
2022	185,774
2023	143,159
Total	$ 509,296

Note 14- Subsequent Event

In March 2021, the Company borrowed $142,201 under a second draw of the SBA's PPP Loan Program. All the funds are expected to be expended for payroll and other covered expenses. Consequently, the Company will apply to have the loan forgiven and expects most or all of the loan will be forgiven by the SBA. The loan has a five-year term, bears interest at 1%, and to the extent not forgiven, is payable in monthly installments of principal and interest beginning in July 2022.

During 2021, three board members made additional advances to the company for a total of $104,000 to fund operating expenses until additional cash was raised from third-party investors. The advances are interest free and will be recorded as a liability on the balance sheet subsequent to year end.

The Company has performed an evaluation of subsequent events through April 16, 2021, which is the date the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Whimstay

Last-Minute Stays


Checkout
Pay Now
whimstay

Website | Danville, CA | CONSUMER INTERNET

Whimstay is a new vacation rental platform that offers travelers incredible last-minute deals on professionally managed properties. By negotiating a discount on unsold inventory Whimstay provides the best value to last-minute travelers while increasing occupancy and driving additional revenue for property management companies and property owners.

$0.00 raised

0 Investors	**$33.9M** Valuation
$1.38 Price per Share	**$249.78** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Whimstay is the exclusive last-minute distribution partner to Vacasa and Turnkey, two of the largest property management companies in North America.
- The global vacation rental market was valued at over $87 billion in 2020 and is only growing.
- Whimstay has received over 100,000 customer downloads and has partnered with over 580 property management companies to exclusively list last-minute stays - all with zero marketing spend.

Affordable vacations for all

Everyone deserves to enjoy the unique experience of escaping to a home away from home. After all, there's nothing quite like a vacation when it comes to creating memories and soaking up quality time together. With people eager to travel more than ever, rental property managers shouldn't be dealing with so many unbooked nights.

Enter: **Whimstay**. We offer exclusive, last-minute discounts to travelers and ensure fewer properties are left empty every night. Whether you're on a budget or simply feeling spontaneous, Whimstay offers phenomenal deals for your last-minute getaway.

THE PROBLEM

Millions of vacation rentals go empty each night


MILLIONS OF VACATION RENTALS GO EMPTY EACH NIGHT,
RESULTING IN BILLIONS OF LOST REVENUE

Source | *Source*

With over 50% of vacation rental properties empty each night and billions of dollars in lost earnings each year, it's easy to see that the vacation rental industry has a problem with occupancy rates (source). But it's hardly a surprise—the price tag on a vacation rental is unattainable for many travelers, and especially for those who aren't able to plan their trips well in advance.


$$$
THE PRICE TAG ON A VACATION RENTAL IS UNATTAINABLE FOR MANY TRAVELERS

The combination of soaring prices and the increasing need to book properties far in advance has resulted in more and more people being excluded from the market.

THE SOLUTION

Lower fees, higher occupancy rates

At Whimstay, we've created a marketplace for travelers wanting the Airbnb and VRBO experience but at an affordable price.

We believe we've got a significant advantage over our competitors: Whimstay's business is built on the negotiation of an exclusive discount with our property management partners which substantiates a lower fee structure and secures an unbeatable price advantage. Also, we proudly guarantee that if a traveler can find a lower advertised price on any of the major sites, we'll pay for their trip. (Zero payouts so far!)


Last-Minute Stays
Save up to 60% off
PRICE COMPARISON
BASED ON A 8-NIGHT STAY
whimstay
$1,023
Vrbo
$1,906
airbnb
$2,127

OUR BUSINESS MODEL

Responsive and competitive pricing

We charge a 5–10% traveler service fee and a 3–5% host fee, which allows us to offer much more competitive prices when compared to the current industry leaders. For example, eight nights at the above property on Whimstay will cost you $1,023 compared to $1,906 on VRBO and a whopping $2,127 on Airbnb.


WHIMSTAY COMBINES AFFORDABILITY
AND FIRST-CLASS TECHNOLOGY
TO OFFER THE BEST POSSIBLE
BOOKING EXPERIENCE.
5-10% Traveler Service Fee
3-5% Host Fee

Unlike our competitors, we believe we are committed to going above and beyond with customer service, and we've taken it a step further to ensure that all property managers and guests have up to a $1.3M guarantee on accidental damage.

THE MARKET

Unprecedented growth and still going

The vacation rental market has grown exponentially over the last 10 years. In 2020, it was worth over $87 billion (source).

By late May 2021, online searches for vacation rental information were 100% higher than they were the previous year, meaning a growing majority of travelers are exploring home and apartment rentals over hotel rooms (source). This trend has prompted the world's biggest hotel companies to get into the vacation rental business in order to attract this critical demographic.


THE VACATION RENTAL MARKET IS AN
$87B GLOBAL MARKET OPPORTUNITY
THE VACATION RENTAL
MARKET IS EXPECTED
TO GROW AT A 16.7% CAGR

Source | Source

Unlike Airbnb and Vrbo, the two biggest names in the vacation rental game, we believe Whimstay's innovative approach and responsive pricing strategy secures a new vertical in the vacation rental industry.

OUR TRACTION

Over 107,000 rental properties and 100,000 downloads

Whimstay's initial growth has been explosive, far outpacing that of our competitors in their early stages. Within just 1.5 years, we've had over 100,000 app downloads and listed over 107,000 properties—all with zero marketing spend.



WITHIN JUST 1.5 YEARS
All with
ZERO
Marketing
Spend
LISTED OVER 107,000 PROPERTIES
OVER 100,000 APP DOWNLOADS
EXCLUSIVE DEALS WITH OVER 580
PROPERTY MANAGEMENT
COMPANIES AND GROWING

But more notably, we've already been awarded recognition by industry leaders. We were nominated for the 2021 Best Online Accommodation Booking Platform by the Short Term Rentalz Awards (the Shortyz), beating out 500 other companies, including industry giants such as Marriott Homes & Villas (source). We've also secured our place as the exclusive, last-minute distribution partner to Vacasa and Turnkey, two of the biggest property management companies in North America. In addition, we were chosen this year as one of only 50 companies to participate in the Newchip accelerator program, presenting the potential for an investment of up to $250,000.



OVER 107,000
PROPERTIES LISTED
IN ONLY 9 MONTHS
PROPERTY COUNT
GROWTH BY MONTH
SINCE JANUARY OF 2021
18,432
19.520
21,511
23,838
25,499
38,312
61,882
88,903
107,122
JAN
FEB
MARCH
APRIL
MAY
JUNE
JULY
AUG
SEPT

WHY INVEST

Ensuring travel is a right, not a privilege

We're currently developing new R&D, with several integrative and engaging products for release in Q1, 2022. We'll also be rolling out a Rent by Owner (RBO) listing portal by early 2022.


"Whimstay aligns with our foundational focus on innovation and technology, and together we look forward to offering memorable stays for guests."
-T.J. Clark, Co-Founder and President of TurnKey

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

At Whimstay, we believe that spontaneity should be celebrated, and the best memories are often unplanned, which is why we're passionate about making unforgettable travel experiences more accessible to all. Our platform is designed with a diverse range of customers in mind— especially those without the luxury of planning trips far in advance or spending a small fortune on a three-day getaway. Even through a pandemic, our talented team shows up every day dedicated to making Whimstay a breakout success—and we'd love to have you on board for the trip of a lifetime.

Meet Our Team



Ben Jamshahi

Director & CEO

Ben is a proven entrepreneur in information technology and consumer focused businesses with three successful exits. Ben has also owned a variety of vacation rental properties over the past 20 years and is intrigued with the opportunity to transform the Host and Traveler experience through the sharing economy. Ben loves to surf, travel and spend time with his three children.



Alex Alioto

Head of Growth and Partnerships

Alex started his sales career 10 years ago after a successful 12 year run as a New York stage actor. In 2010 he was hired as an account executive at an early-stage Yelp. After 11 months he was transferred to the newly established Pheonix office and promoted to sales manager where he led teams ranked consistently at the top of the organization for both revenue and target attained. He was then promoted to the National sales side where he led their newly formed National Franchise Sales team for two years, before moving back to San Francisco as a team lead for the newly formed Yelp SaaS product Yelp Reservations.

From Yelp Alex started consulting startups as they scaled their sales efforts (including SwoopMe and Hitch-ride) In 2018, Alex received a call and was offered his dream role - to help build a unicorn travel marketplace with a brilliant founding team. As Head of Sales for Whimstay Alex has on-boarded over 580 PMC's with over 100,000 properties including V-Trips, TurnKey and Vacasa - the biggest Property Management Company in the U.S.



Kamesh Jasani

Chief Technology Officer

Kamesh Jasani is Chief Technology Officer (CTO) and leads Whimstay's Research and Development team. Kamesh has hand-picked Whimstay's engineering team and implemented strategies that have resulted in innovative products and first to market solutions. Kamesh is passionate about the environment, health and travel.



Jennifer Hardy

Head of Account Management

Jen's career began in hospitality sales where she sharpened her skills as an engaged listener and innovative problem-solver while co-managing a high-quota location for an international luxury hotel brand. From there, Jen pivoted her passion to the vacation rental industry and joined the team at Whimstay where she oversees ongoing support for property managers and travelers. A "helper" at heart, Jen is dedicated to developing systems to better serve Whimstay's business partners and consumers, while building a business rooted in intention and integrity. In her personal time, Jen enjoys traveling, playing club lacrosse, seeing live music, hiking, and event planning.



Noël Russell

Marketing Director

Noël's insatiable curiosity and innovative spirit has led her to spend the past two decades developing dynamic programs and campaigns in both the nonprofit and for-profit sectors. Noël enjoys exercising her creative muscles by building authentic narratives and collaborating on programs and activations that aim to dignify, amplify, and connect diverse audiences. As a self-professed "digital media enthusiast", Noël is constantly seeking out compelling opportunities to elevate storytelling and catalyze communities. Noël serves as a Digital Marketing Specialist for JAM Collective – a multifaceted PR firm where she partners with notable global brands to strategize, develop, and execute thoughtful seasonal and evergreen digital campaigns. She also serves a Communications Specialist for The Outbound Collective, the Partnerships Director for Ravel Media LLC, and the Marketing Director for Whimstay. Noël sits on the board of On The Land Media Collective, Pacific Northwest Outdoor Women, and Outside Voices Podcast - a project by Resource Media, where she also works as a facilitator for workshops and trainings.



Jetal Patel

Business Operations Manager

Jetal Patel has focused her career on helping develop and launch small businesses. She enjoys being able to bring structure and strategy to any organization and thrives when being tasked with implementing processes to help teams succeed. She graduated from Southern New Hampshire University with a Bachelor of Science in Business Studies-Information Technology. In her current role as Business Operations Manager at Whimstay, she utilizes strategic business initiatives to spur company growth and scale each team members' efforts.



Pamela Graves-Longley

Director, North American Sales

A tech and travel industry pro, Pamela has worked for multiple start-ups including advertising agencies, travel, and hospitality companies. Outside of technology roles, Pamela spent time within the hospitality space working for a private equity firm that owned multiple hotels and vacation rental companies throughout North America as their VP of Brand Communications and Growth.

Prior to the hospitality industry, Pamela spent time developing marketing strategies for global clients of a large Los Angeles advertising agency start-up, directing sales, communications and marketing for multiple professional sports teams and entertainment venues, and acted as the Director of Sports Marketing for UNLV, where she received her master's degree in Marketing.



Keith Chreston

Vice President Finance - Part Time

Keith has been with Whimstay since its inception in 2018. He has over 30 years of experience as a senior financial executive and consultant serving startup businesses and nonprofit organizations. He was associated with the startups of Intuit, RSA Security, and SuperMac Technology (Radius), among several others. Keith began his career as a CPA and auditor with Ernst & Young. He holds an MBA degree from St. Mary's College. A saxophone player and active jazz musician, Keith is also a car hobbyist and has restored several classic cars.

Keith works for Whimstay on a part-time basis and contributes 16 hours per week.



Ken Ma

Advisor

Ken is a serial entrepreneur who has been a founder or co-founder of 14 startups since 2008. Through the years, he has developed a deep understanding of operations, marketing, and sales. Ken is currently the CEO of the startup AreaHype. His passion for startups has led him to dedicate his life to helping startups grow from launch to exit at Newchip Accelerator. In the past decade, Ken has accrued 8 years of stock and options trading, and 4 years of angel investing. He was an early investor in SBUX in 2011, Binance Coin in 2017, ETSY in 2018, SNAP in 2019, and NIO in 2019. Ken has a portfolio of 23 angel investments with 3 exits: 1 acquisition and two IPOs.



Annie Holcomb

Advisor

Annie Holcombe is a vacation rental industry professional with over 25 years of experience. She currently serves as Director of Revenue & Client Acquisition at Lexicon Travel Technologies , overseeing sales and marketing efforts as well as managing and creating distribution strategy a portfolio of 40+ accounts. As part of Lexicon she has helped grow the business from 0 to close to 20,000 units managed and distributed across multiple booking channels. Her diverse experience in hotels, sales and marketing, market management and key account management at a leading global OTA gives her a well-rounded view of the challenges within vacation rentals.



Girish Bablani

Advisor

Girish Bablani is the Corporate Vice President of Azure Core, Girish Bablani. Girish has been at Microsoft for more than 25 years, holding various positions from Development Manager to Director of Engineering to CVP.Currently, he's leading a global team of around 6,000 employees who are powering the world's workloads. Girish is passionate about building engineering systems and fostering an inclusive culture that makes it easy for employees to bring their best selves to work. Outside work Girish is passionate about fitness, finance and travel.



Eddie Borrero

Advisor

Eddie Borrero is Vice President, Chief Information Security Officer at Blue Shield of California, a nonprofit health plan with $21 billion in annual revenue serving 4.6 million members in the state's commercial, individual, and government markets. Borrero drives Blue Shield's IT security strategy to protect member, provider, and employee data and ensure all lines of business adhere with company policies . He leads the organization in proactively identifying and mitigating threats to strengthen Blue Shield's security position and promotes safe information management practices.

With more than 20 years of information security management experience, Borrero has extensive expertise in aligning cross-functional security strategies that protect organizations' technology environments and business processes. Previously, Borrero served as Chief Information Security Officer at Robert Half International, Inc., a global human resource consulting firm, where he was instrumental in developing and implementing a security strategy to support business growth and accelerating a secure shift to a digital business model. Prior to that role, Borrero headed up the Office of the Chief Information Security Officer at Amgen.



David F. Bradshaw

Advisor

David is an experienced, versatile C-suite leader in healthcare who has capitalized on digital transformation to lead both integrated health systems and health IT vendors for over 34 years. He started his career at IBM in the healthcare vertical and was recruited by his client to become the CIO of Memorial Hermann, a large integrated health system located in Houston. There he was tapped as the CSO to lead marketing, strategic planning, and assumed operational responsibilities for ambulatory services and the ACO/Health Plan. Most recently, David left Cerner Corp (CERN), a fortune 500 EMR company. For 3 years he led the Consumer and Employer Strategic Business Units focused on building software and services that allow health systems to engaged with consumers, patients, and employees in support of improving their own health status. David is currently the Managing Partner of WayPoint Healthcare Solutions, a boutique healthcare advisory business assisting both health systems and health IT vendors.

Borrero is a core leader in Blue Shield's corporate executive Diversity Council as well as the internal Hispanic and Veterans Groups. In his community, Borrero is committed to being a role model by supporting Hispanics and veterans in pursuing careers in technology. He also volunteers with organizations that support homeless people and survivors of domestic violence.

Borrero holds a Bachelor of Arts in Business Management from Saint Mary's College in Moraga, California. He is also a graduate of the Stanford Executive Program in Leadership. Borrero is a veteran of the U.S. Navy, having served on the USS Abraham Lincoln.

Offering Summary

Company	Whimstay, Inc.
Corporate Address	425 El Pintado Rd. , Danville, CA 94526
Offering Minimum	$9,999.48
Offering Maximum	$1,069,999.56
Minimum Investment Amount (per investor)	$249.78

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	7,246
Maximum Number of Shares Offered	775,362
Price per Share	$1.38
Pre-Money Valuation	$33,877,479.24

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500+ | Tier 1

$100 Travel Credit.

$1,000+ | Tier 2

$150 Travel Credit + 2% bonus shares.

$2,500+ | Tier 3

$300 Travel Credit + 3% bonus shares.

$5,000+ | Tier 4

$400 Travel Credit + 5% bonus shares.

$10,000+ | Tier 5

$500 Travel Credit + 10% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Whimstay, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.38/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $138. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

WHIMSTAY SCRIPT

Ben: A few years ago, while doing my taxes I noticed a problem. My vacation rental properties were sitting empty more than half the time even though I had them listed on AirBnB and other rental sites. And I wasn't alone. The whole industry has this problem. In fact, over 10 billion dollars get left on the table each year.

Noel: Why isn't there a solution to such a big problem? Why can't a property owner accept a little less for those last-minute, unsold nights, and increase their revenue while renting to travelers who can enjoy their vacation rental.

Alex: Yea, Did you know that in the US., over half of all vacation rentals remain empty on any given night? Meaning, zero revenue for the property owners.

Kamesh: Others have already solved this problem.

Jen: Just look at Hotel tonight, which has a similar business model but for hotels.

Ben: So, I cashed out my savings and we created Whimstay.

Noel: Whimstay allows property owners, just like Ben, to rent their last minute unsold nights at up to 60% less than AirBnB and VRBO.

Alex: We are ready to disrupt a $100 billion dollar industry. Check this out:

You can book this beautiful home on Whimstay for $1,023.50. Now, here is that exact same property on both VRBO and Airbnb, That's a savings of over $1,103.90 for the exact same property on the exact same dates.

In just a short time, 580 property management companies with over 100,000 properties have chosen to exclusively list their last-minute inventory on Whimstay.

Ben: So join us by investing today.

Jen: Let's disrupt this market together!

Ending Graphics:

"Helping property owners fill unsold nights. Whimstay is primed to meet the demand of the next generation of travelers. Invest Now. Startengine.com/whimstay"

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "WHIMSTAY, INC.", FILED IN THIS OFFICE ON THE TWENTY-SEVENTH DAY OF JULY, A.D. 2021, AT 12:44 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7015834 8100
SR# 20212812122

Authentication: 203808029
Date: 07-30-21

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION
OF WHIMSTAY, INC.

Whimstay, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify as follows:

FIRST: The Corporation's original Certificate of Incorporation (the "Certificate of Incorporation") was filed with the Secretary of State of Delaware on August 14, 2018.

SECOND: That the Board of Directors duly adopted, pursuant to Section 242 of the DGCL, resolutions setting forth an amendment to the Certificate of Incorporation, and declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders. The stockholders of the Corporation duly approved said amendment by written consent in accordance with Sections 228 and 242 of the DGCL.

THIRD: Article IV, Section (A) of the Certification of Incorporation is hereby amended to read as follows:

> "The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock" The aggregate number of shares which the Corporation shall have authority to issue is Thirty Seven Million (37,000,000) shares, Thirty Million (30,000,000) of which shall be Common Stock (the "Common Stock") and Seven Million (7,000,000) of which will be Preferred Stock (the "Preferred Stock"), all of which will be designated as "Series Seed Preferred Stock" (the "Series Seed"). The Common Stock shall have a par value of $0.0001 per share and the Preferred Stock shall have a par value of $0.0001."

FOURTH: Except as modified hereby, the Certificate of Incorporation shall remain in full force and effect.

***

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:44 PM 07/27/2021
FILED 12:44 PM 07/27/2021
SR 20212812122 - File Number 7015834

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be executed as of this 26th day of July 2021.

WHIMSTAY, INC.

DocuSigned by:

By: ____________________
53697D4F5373460...

Name: Behshad Jamshahi

Title: Chief Executive Officer